14048925

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
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404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43978

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING FINANCIAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK	NEW YORK	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN EGAN 646-424-8133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

5 TIMES SQUARE	NEW YORK	NEW YORK	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN EGAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING FINANCIAL MARKETS LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TAMMY MILATOS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MI6139869
Qualified in Putnam County
Certificate Filed in New York County
My Commission Expires January 17, 20 14

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)
December 31, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

EY
Building a better working world

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Statement of Financial Condition

December 31, 2013

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Financial Markets LLC

We have audited the accompanying statement of financial condition of ING Financial Markets LLC (the Company) as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ING Financial Markets LLC as of December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2014

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Statement of Financial Condition

December 31, 2013
(In Thousands)

Assets	
Cash	$ 27,196
Securities segregated under Federal and other regulations	144,341
Collateralized financing agreements:	
Securities borrowed	13,720,854
Securities purchased under agreements to resell	15,376,576
Securities received as collateral	3,153,209
Receivable from affiliate	839
Receivable from brokers, dealers, and clearing organizations	142,492
Receivable from customers	801
Financial instruments owned, at fair value (of which $528,325 was pledged in relation to secured financing transactions)	705,789
Financial instruments owned, not readily marketable, at fair value	331
Other assets	4,850
Total assets	$ 33,277,278
Liabilities and member's equity	
Liabilities:	
Collateralized financing agreements:	
Securities loaned	$ 8,736,056
Securities sold under agreements to repurchase	18,782,057
Payable to brokers, dealers, and clearing organizations	111,783
Payable to customers	280,124
Financial instruments sold, not yet purchased, at fair value	1,042,264
Obligation to return securities received as collateral	3,153,209
Accounts payable, accrued expenses, and other liabilities	1,072
Total liabilities	32,106,565
Member's equity	1,170,713
Total liabilities and member's equity	$ 33,277,278

See accompanying notes to the statement of financial condition.

1. Organization

ING Financial Markets LLC (the Company) is a wholly owned subsidiary of ING Financial Holdings Corporation (the Parent). The Parent is an indirect, wholly owned subsidiary of ING Groep N.V. The Company was incorporated in Delaware on March 28, 2002. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA), a member of the Securities Investor Protection Corporation (SIPC) and a member of various exchanges. The Company primarily provides customer facilitation services for equity and fixed income securities, securities lending activities, repurchase and resale transactions, principal trading in equities and futures, limited underwriting services, and clearing and custodial services for affiliates.

The Company clears and settles its equity derivative business, primarily futures, through an unaffiliated securities clearing firm. The Company self-clears all other products, including fixed income securities (U.S. government and foreign debt), U.S. exchange traded funds, equity securities, securities borrowed and loaned, securities purchased under agreements to resell and securities sold under agreements to repurchase.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its statement of financial condition in accordance with U.S. generally accepted accounting principles (U.S. GAAP). All intercompany balances and transactions are eliminated. In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in the preparation of the statement of financial condition are reasonable; however, actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or repurchased. Accrued interest receivable and payable for these agreements are reported within Receivable from and Payable to brokers, dealers and clearing organizations in the statement of financial condition. Such transactions are mainly collateralized by U.S. Treasuries, mortgage-backed securities, government agencies, and corporate bonds. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling these contractual obligations can be directly impacted by market fluctuations, which may impair the counterparties' ability to satisfy their obligations. It is the Company's policy to obtain possession of collateral related to securities purchased under agreements to resell with a market value equal to or in excess of the principal amount loaned. The market value of securities to be repurchased or resold is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

It is the Company's policy to net securities purchased under agreements to resell and securities sold under agreements to repurchase transactions with the same counterparty provided the conditions of Accounting Standards Codification (ASC) 210-20-45-11, *Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements*, are met.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender of the securities. With respect to securities loaned, the Company receives collateral in the form of cash and securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

Accrued rebates are reported within Receivable from and Payable to brokers, dealers, and clearing organizations in the statement of financial condition.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value

Financial instruments owned and financial instruments sold, not yet purchased, are primarily used in principal trading activities. These financial instruments are principally exchange traded funds and equities and are recorded at fair value based upon quoted market prices. These financial instruments are recorded on a trade-date basis.

Securities Transactions

The Company records principal securities transactions on a trade-date basis. Customers' securities transactions are recorded on a settlement-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition under Receivable from or Payable to brokers, dealers, and clearing organizations.

Income Taxes

The Company is included in the consolidated Federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate company basis and the amount of current tax provision or benefit calculated is either remitted to or received from the Parent. The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*. ASC 740 requires the recording of deferred income taxes that reflect the net tax effect of temporary differences between the carrying amounts of the Company's assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, including operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the close of business at the statement of financial condition date.

New Accounting Principles

In December 2011, the FASB issued Financial Accounting Standards Board (FASB) issued *Accounting Standards Update (ASU) Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities* (ASU 2011-11). The ASU requires additional disclosures about financial instruments and derivative instruments that are offset or subject to an enforceable master netting arrangement or similar arrangement. In January 2013, the FASB issued ASU 2013-01, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*, which more narrowly defined the scope of financial instruments to only include derivatives, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions. These disclosure requirements became effective for the Company beginning on January 1, 2013. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, adoption has not affected the Company's financial position (see Note 4).

In February 2013, the FASB issued *Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date* (ASU 2013-4). This update provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this update is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in ASU 2013-4 also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. ASU 2013-4 is effective for the fiscal years beginning after December 15, 2013. The Company does not expect the adoption of the guidance to have a material impact on the Company's financial position.

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

In July 2013, the FASB issued *Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss or a Tax Credit Carryforward Exists* (ASU 2013-11). This update applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date, whereby an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the statement of financial condition as a reduction to a deferred tax asset, unless otherwise prescribed in the update. ASU 2013-11 is effective for the fiscal years beginning on or after December 15, 2014. The Company does not expect the adoption of the guidance to have a material impact on the Company's financial position.

3. Securities Segregated under Federal and Other Regulations

At December 31, 2013, the Company had securities in the amount of $144,341 segregated in a special reserve bank account for the exclusive benefit of customers pursuant to the SEC's Customer Protection Rule (Rule 15c3-3).

4. Collateralized Transactions

The Company enters into securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. The Company manages credit exposure arising from such collateralized transactions by, in appropriate circumstances, entering into enforceable master netting agreements and collateral agreements with counterparties. Such agreements provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to set off a counterparty's rights and obligations under such agreement and liquidate and net collateral against the net amount owed by the counterparty. The Company's policy is generally to take possession of securities purchased under agreements to resell and securities borrowed; although in certain cases the Company may agree for such collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default.

(In Thousands)

4. Collateralized Transactions (continued)

The following table presents information about the offsetting of these instruments and related collateral amounts.

	Gross Amounts	Amounts Offset in the Statement of Financial Condition[1]	Net Amounts Presented in the Statement of Financial Condition	Financial Instruments Not Offset in the Statement of Financial Condition[2]	Net Exposure
Assets					
Securities purchased under agreements to resell	$ 17,494,266	$ 2,117,690	$ 15,376,576	$ 15,367,564	$ 9,012
Securities borrowed	13,720,854	–	13,720,854	13,565,243	155,611
Liabilities					
Securities sold under agreements to repurchase	$ 20,899,747	$ 2,117,690	$ 18,782,057	$ 18,773,998	$ 8,059
Securities loaned	8,736,056	–	8,736,056	8,645,425	90,631

(1) Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance.

(2) Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.

5. Securities Received and Pledged as Collateral

The Company enters into secured borrowing and lending transactions as a part of its normal course of business. The Company receives collateral in connection with securities purchased under agreements to resell, securities borrowed transactions, and borrow/pledge transactions. The Company generally is permitted to sell or repledge these securities held as collateral and use them to secure securities sold under agreements to repurchase, enter into securities lending transactions or deliver to counterparties to cover short positions.

At December 31, 2013, the fair value of securities received as collateral that the Company was permitted to sell or repledge was $37,101,919. The fair value of securities received as collateral that the Company sold or repledged was $35,452,541 at December 31, 2013.

(In Thousands)

5. Securities Received and Pledged as Collateral (continued)

In addition, the Company receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the statement of financial condition. At December 31, 2013, $3,153,209 was reported as Securities received as collateral and an Obligation to return securities received as collateral in the statement of financial condition.

The Company also pledges assets that it owns to counterparties who have the right to repledge them. Trading assets, pledged in connection with securities sold under agreements to repurchase, securities lending agreements and other secured financings to counterparties, are included in Financial instruments owned, at fair value in the statement of financial condition and were $528,325 at December 31, 2013.

6. Receivable From and Payable to Customers

Receivable from and payable to customers include amounts due to/from customers on cash and margin transactions. For receivables, securities owned by customers are held as collateral. Such collateral is not reflected in the statement of financial condition. Amounts receivable from and payable to customers at December 31, 2013 were $801 and $280,124, respectively.

(In Thousands)

7. Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2013 consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 42,053	$ 62,322
Deposits with clearing organizations	29,186	–
Due to/from brokers, dealers, and clearing organizations	18,282	693
Net unsettled trades	12	–
Fees, interest, rebates, and other receivable/payable	52,959	48,768
Total	$ 142,492	$ 111,783

Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date.

8. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value

Financial instruments owned and financial instruments sold, not yet purchased, as of December 31, 2013 consist of equity securities and exchange traded funds valued at quoted market prices. At December 31, 2013, these amounts were as follows:

	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
Equities	$ 686,362	$ 390,831
Exchange traded funds	19,426	651,428
Other	1	5
Total	$ 705,789	$1,042,264

(In Thousands)

8. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value (continued)

Financial instruments sold, not yet purchased at fair value, include an obligation to purchase securities at a future date. Such securities have market risk to the extent subsequent market fluctuations may require the Company to repurchase the securities at prices in excess of the market value reflected in the statement of financial condition.

9. Related-Party Transactions

The Company is involved in secured financing and other transactions with affiliates and has significant related-party balances with affiliates.

At December 31, 2013, the Company had a receivable of $839 classified as Receivable from affiliate in the statement of financial condition and a payable to affiliates of $581 included in Accounts payable, accrued expenses, and other liabilities in the statement of financial condition.

In addition, the Company is subject to a tax sharing agreement with the Parent whereby the Company's tax provision is calculated on a separate entity basis and then allocated on a pro rata basis amongst the Parent group. The payable to affiliates includes $141 in tax payable to its Parent.

At December 31, 2013, the Company had recorded $604 and $280,124 within Receivable from and Payable to customers related to amounts due from/to affiliated entities, respectively. This balance reflects agency transactions performed for related parties.

At December 31, 2013, the Company had $4,330,323 of Securities borrowed and $3,966,613 of Securities loaned with affiliates. In relation to these transactions, the Company had $2,546 of accrued rebates receivable and $4,103 of accrued rebates payable. Further, the Company recorded $643,771 of Securities received as collateral and Obligation to return securities received as collateral related to an affiliate at December 31, 2013.

(In Thousands)

9. Related-Party Transactions (continued)

At December 31, 2013, the Company had $1,146,184 of Securities purchased under agreements to resell and $1,323,744 of Securities sold under agreements to repurchase with affiliates. The Company, through these agreements, recorded $204 and $23 of accrued interest receivable and payable, respectively, with affiliates at December 31, 2013.

The Company maintains a revolving loan agreement with an affiliate in the amount of $7.5 billion (dollars as stated). The revolving loan agreement is an overnight facility and bears a market rate of interest of three-month LIBOR. The loan agreement does not have a stated maturity date as it may be terminated by either party upon at least 45 days prior written notice. The Company had no outstanding balance at December 31, 2013.

The Company has a management agreement with an affiliate, whereby the affiliate provides certain trading, sales, accounting, operations, and other administrative support to the Company.

The Company provides certain custodial and related services to affiliates.

10. Financial Instruments with Off-Balance Sheet Risk

The Company enters into futures contracts with off-balance sheet risk for trading purposes. These contracts are carried at fair value.

Futures contracts are for delayed delivery of a financial instrument in which the seller agrees to make delivery at a specified future date at a specified price or yield. Futures contracts are exchange traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount or value of a financial instrument or commodity. Maintaining a futures contract requires the Company to deposit with the exchange an amount of cash or other specified asset as security for its obligation. The credit risk of futures contracts is limited since futures exchanges generally require the daily cash settlement of unrealized gains/losses on open contracts with the futures exchange. Futures contracts may be settled by physical delivery of the underlying asset or cash settlement on the settlement date or by entering into an offsetting futures contract with the futures exchange prior to the settlement date. The notional amounts of futures reflect the contractual basis upon which daily mark to market calculations are computed and do not reflect the amount at risk. Unrealized gains or losses, rather than notional amounts, represents the fair value of future cash flows. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market volatility.

(In Thousands)

10. Financial Instruments with Off-Balance Sheet Risk (continued)

The Company does not apply hedge accounting as defined in ASC 815-10-15, *Derivatives and Hedging*, as all financial instruments are recorded at fair value.

The fair value of derivative financial instruments as of December 31, 2013 and the notional of these financial instruments at December 31, 2013 are as follows:

	Derivative Fair Value at December 31, 2013		**Statement of Financial Condition**	**Volume**	
Derivative	**Assets**	**Liabilities**	**Line Items**	**Number of Underlying Securities**	**Number of Contracts**
Futures	$ 5,733	$ –	Receivable from brokers, dealers, and clearing organizations	4,931	49
Futures	–	693	Payable to brokers, dealers, and clearing organizations	28	–

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. The instruments are recognized at market value. Exposure to market risk is managed in accordance with risk limits set by senior management, by buying or selling instruments or entering into offsetting positions.

11. Fair Value of Financial Instruments

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

11. Fair Value of Financial Instruments (continued):

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure value into three broad levels:

- Level 1 inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

(In Thousands)

11. Fair Value of Financial Instruments (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2013:

Financial Instruments Measured at Fair Value on a Recurring Basis

	Level 1	Level 2	Level 3	Total
Assets				
Securities received as collateral	$ 3,153,209	$ –	$ –	$ 3,153,209
Financial instruments owned:				
Equities	686,362	–	–	686,362
Exchange traded funds	19,426	–	–	19,426
Futures*	5,733	–	–	5,733
Other	1	–	–	1
Total	$ 3,864,731	$ –	$ –	$ 3,864,731
Liabilities				
Obligation to return securities received as collateral	$ 3,153,209	$ –	$ –	$ 3,153,209
Financial instruments, sold not yet purchased, at fair value:				
Equities	390,831	–	–	390,831
Exchange traded funds	651,428	–	–	651,428
Futures*	693	–	–	693
Other	3	2	–	5
Total	$ 4,196,164	$ 2	$ –	$ 4,196,166

* Included in Receivable from/Payable to brokers, dealers and clearing organizations.

Securities received as collateral and Obligation to return securities received as collateral primarily consists of U.S. equities. These equities as well as futures and exchange traded funds are valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

11. Fair Value of Financial Instruments (continued)

Financial Instruments Not Measured at Fair Value on a Recurring Basis

Some of the Company's financial instruments are not measured at fair value on a recurring basis but are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Cash, Securities borrowed, Securities purchased under agreements to resell, Securities loaned, Securities sold under agreements to repurchase, Receivable from customers, Receivable from brokers, dealers, and clearing organizations, Payable to customers, Payable to brokers, dealers, and clearing organizations, and certain short-term borrowings.

Financial instruments owned, not readily marketable are Level 3 financial assets pertaining to the Company's investment in Depository Trust & Clearing Corporation (DTCC) common shares. These securities are valued based on information provided by DTCC.

The fair value of securities purchased under agreement to resell or securities sold under agreements to repurchase is computed using a standard cash flow discounting methodology. The inputs to the valuation include contractual cash flows and observable collateral funding spreads.

(In Thousands)

11. Fair Value of Financial Instruments (continued)

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the statement of financial condition.

	Financial Instruments Not Measured at Fair Value on a Recurring Basis				
	Carrying Value	**Fair Value**	**Level 1**	**Level 2**	**Level 3**
Assets					
Securities segregated under Federal and other regulations	$ 144,341	$ 144,341	$ –	$ 144,341	$ –
Securities purchased under agreements to resell	15,376,576	15,378,005	–	15,378,005	–
Securities borrowed	13,720,854	13,720,854	–	13,720,854	–
Financial instruments owned, not readily marketable, at fair value	331	331	–	–	331
Liabilities					
Securities sold under agreements to repurchase	$ 18,782,057	$ 18,780,576	$ –	$ 18,780,576	$ –
Securities loaned	8,736,056	8,736,056	–	8,736,056	–

12. Income Taxes

The Company is a single member limited liability company for federal, state, and local tax purposes, and accordingly, for the year ended December 31, 2013, it was not subject to federal, state and local corporate income taxes directly, but is included in the consolidated returns filed by the Parent.

The Company is subject to a tax sharing agreement with the Parent whereby the Company's tax provision is calculated on a separate entity basis and then allocated on a pro rata basis amongst the Parent group.

As of and for the year ended December 31, 2013, the Company was not required to establish a liability for uncertain tax positions.

13. Concentrations of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign entities. The Company's transactions are collateralized and are executed with and on behalf of institutional investors, including other broker-dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Company. The Company's principal activities are also subject to the risk of counterparty nonperformance.

The Company attempts to minimize credit risk associated with securities lending and borrowing transactions, and repurchase and reverse repurchase transactions, by monitoring counterparty credit exposure and creditworthiness and limiting such transactions with certain counterparties. The Company mitigates credit exposure arising from such transactions by entering into collateral and netting agreements. The Company reviews the market value of securities and collateral held on a daily basis and requires additional collateral to be delivered or returned to the Company pursuant to the terms of such collateral agreements.

14. Guarantees

The accounting guidance ASC 460, *Guarantees*, requires the Company to disclose information about obligations under certain guarantee arrangements. It defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party.

Indemnifications/Other Guarantees

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of these representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

(In Thousands)

14. Guarantees (continued)

Exchange/Clearinghouse Membership Guarantees

The Company is a member of various exchanges and clearinghouses that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or clearinghouse. While the rules governing different exchange and clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

15. Commitments and Contingencies

The Company, together with various other broker-dealers, corporations, and individuals, has been named as a defendant in several class action lawsuits that allege violations of Federal and State securities laws and claim substantial damages. Management of the Company believes, after consultation with outside counsel, the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

The Company enters into forward repurchase agreements that are primarily secured by fixed income securities. At December 31, 2013, the Company had commitments of $250,000 associated with these instruments.

In the normal course of business, the Company enters into underwriting commitments. There were no outstanding underwriting commitments at December 31, 2013.

16. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the Rule's alternative method, which requires maintaining net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined.

16. Net Capital Requirements (continued)

SEC Rule 15c3-1 and the rules of the Financial Industry Regulatory Authority also provide that equity capital may not be withdrawn or cash dividends paid if resulting net capital is less than the greater of 2% of aggregate debit items or $1,500. At December 31, 2013, the Company had net capital of $1,058,143, of which $1,052,436 was in excess of the required net capital of $5,707.

The Company has entered into a written agreement with an unaffiliated clearing firm which requires the clearing firm to perform a "PAIB reserve computation" with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

17. Subsequent Events

The Company evaluates subsequent events through the date the statement of financial condition were issued. The Company did not note any subsequent events requiring disclosure or adjustment to the statement of financial condition.

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